RESVERLOGIX

www.resverlogix.com

07021147

SEC MAIL PROCESSING RECEIVED FEB 26 2007 WASH. D.C. 108 SECTION

Via Courier

082-35003

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

February 15, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between January 31, 2007 through February 14, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for: [signature]

Kelly McNeill
Chief Financial Officer

PROCESSED
FEB 21 2007
THOMSON
FINANCIAL

Enclosures

dlw 2/20

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

January 30, 2007

3. News Release

January 30, 2007 via CCN Matthews.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix"), announced that it has named Drs. Daniel Rader, M.D. and Jacques Genest, M.D., both internationally renowned cardiovascular researchers, to Resverlogix's Clinical Review Committee.

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix"), announced that it has named Drs. Daniel Rader, M.D. and Jacques Genest, M.D., both internationally renowned cardiovascular researchers, to Resverlogix's Clinical Review Committee.

Cardiovascular disease remains the leading cause of death in industrialized countries and is the largest cost driver to health systems. The American Heart Association estimates the direct and indirect costs of CVD in the United States alone for 2006 are US $403.1 billion. ApoA-I is the key protein in high-density lipoprotein (HDL or the "good cholesterol"). Several landmark clinical studies have demonstrated that ApoA-I can reverse arterial plaque and by this means reduce CVD risk.

Daniel J. Rader, M.D.
Dr. Daniel J. Rader is an Associate Professor of Medicine and Pathology at the University of Pennsylvania School of Medicine in Philadelphia, Pennsylvania. He is Director of Preventive Cardiology and the Lipid Clinic and Associate Director of the General Clinical Research Center. Dr. Rader runs a basic research laboratory focused on genetic regulation of lipoprotein metabolism and atherosclerosis and directs a clinical research program focused on human genetics of lipid disorders and atherosclerosis, imaging of atherosclerosis, and novel approaches to treatment of dyslipidemia and regression of atherosclerosis.

Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the *Arteriosclerosis Thrombosis* and Vascular Biology Council of the American Heart Association and the scientific board of the Sarnoff Foundation. He is an Established Investigator of the American Heart Association and a recipient of the Burroughs Wellcome Trust Clinician-Scientist Award in Translational Research. Dr. Rader is on the editorial boards of *Arteriosclerosis Thrombosis* and *Vascular Biology*, *American Journal of Physiology* (Endocrinology and Metabolism), *Circulation*, *Circulation Research*, and *Trends in Molecular Medicine* and is a reviewer for many journals, including *Nature*, *Nature Medicine*, *Science*, *New England Journal of Medicine*, and *Journal of Clinical Investigation*. Dr. Rader has authored over 120 peer-reviewed publications as well as many reviews and book chapters.

35003

Jacques Genest, M.D., FRCP(C)
Dr. Genest is currently Professor, Faculty of Medicine at McGill University and Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital. Dr. Genest research interests are genetics and biogenesis of high-density lipoproteins (HDL). He is widely regarded as an authority on cardiovascular disease, specializing in the study of lipoproteins. He was recently credited with the discovery of the genetic defect that causes High-Density-Lipoprotein deficiency. Dr. Genest's clinical trial work covers a number of interesting areas including TNT study (Treat to New Targets), CAN-ada study (Canadian Atorvastatin in Diabetics with Atherosclerosis study) and most recently with Pfizer's Torcetrapib (CETP) trial which ended in December 2006.

Dr. Genest is a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association. Additionally, he serves on the Board of Director of the Royal Victoria Hospital Foundation. Dr. Genest is on the Editorial Board and is a reviewer for the *Canadian Journal of Cardiology* and is a reviewer for a number of publications including *The Lancet, Circulation, Arteriosclerosis Thrombosis and Vascular Biology, American Journal of Cardiology, Journal of the American Medical Association and Atherosclerosis,* to name a few. He is the author of more than 160 peer reviewed journals as well as many reviews and book chapters. In 2003 Dr. Genest was awarded the Distinguished Physician Scientist Lecture, Canadian Lipoprotein Conference. Recently he was awarded the 2006 Heart and Stroke Foundation Club Lions de Buckingham / Robert Champagne award of excellence.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. Date of Report

January 31, 2007

END